# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LifeStance Health Group, Inc., CIK 0001845257
CUSIP: 53228F101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4800 N. Scottsdale Road, Suite 2500, Scottsdale, Arizona (AZ), 85251
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000830588

## Reporting persons
- Summit Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,623,824; sole dispositive power 0; shared dispositive power 16,623,824; aggregate amount beneficially owned 16,623,824 (4.37% of the class)
  Comment: *Calculated based on 380,190,724 shares of common stock, par value $0.01 per share ("Common Stock") outstanding as of October 28, 2026, as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission ("SEC") on November 5, 2026.
- Summit Partners Growth Equity Fund IX-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,179,742; sole dispositive power 0; shared dispositive power 10,179,742; aggregate amount beneficially owned 10,179,742 (2.68% of the class)
  Comment: *Calculated based on 380,190,724 shares of Common Stock outstanding as of October 28, 2026, as reported on the Issuer's Form 10-Q, filed with the SEC on November 5, 2026.
- Summit Partners Growth Equity Fund IX-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,356,090; sole dispositive power 0; shared dispositive power 6,356,090; aggregate amount beneficially owned 6,356,090 (1.67% of the class)
  Comment: *Calculated based on 380,190,724 shares of Common Stock outstanding as of October 28, 2026, as reported on the Issuer's Form 10-Q, filed with the SEC on November 5, 2026.
- Summit Investors GE IX/VC IV (UK), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,434; sole dispositive power 0; shared dispositive power 7,434; aggregate amount beneficially owned 7,434 (0% of the class)
  Comment: *Calculated based on 380,190,724 shares of Common Stock outstanding as of October 28, 2026, as reported on the Issuer's Form 10-Q, filed with the SEC on November 5, 2026.
- Summit Partners Entrepreneur Advisors Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,499; sole dispositive power 0; shared dispositive power 9,499; aggregate amount beneficially owned 9,499 (0% of the class)
  Comment: *Calculated based on 380,190,724 shares of Common Stock outstanding as of October 28, 2026, as reported on the Issuer's Form 10-Q, filed with the SEC on November 5, 2026.
- Summit Investors GE IX/VC IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 71,059; sole dispositive power 0; shared dispositive power 71,059; aggregate amount beneficially owned 71,059 (0.02% of the class)
  Comment: *Calculated based on 380,190,724 shares of Common Stock outstanding as of October 28, 2026, as reported on the Issuer's Form 10-Q, filed with the SEC on November 5, 2026.

## Item 1. Issuer
Name of issuer: LifeStance Health Group, Inc.
Address of issuer's principal executive offices: 4800 N. Scottsdale Road, Suite 2500 Scottsdale, Arizona 85251

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Summit Partners, L.P.;
(ii) Summit Partners Growth Equity Fund IX-A, L.P.;
(iii) Summit Partners Growth Equity Fund IX-B, L.P.;
(iv) Summit Investors GE IX/VC IV (UK), L.P.;
(v) Summit Partners Entrepreneur Advisors Fund II, L.P.; and
(vi) Summit Investors GE IX/VC IV, LLC
Address of principal business office or, if none, residence: 222 Berkeley Street, 18th Floor Boston, MA 02116
Citizenship: See response to Item 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

Summit Partners, L.P. is the managing member of Summit Partners GE IX, LLC, which is general partner of Summit Partners GE IX, L.P., which is the general partner of Summit Partners Growth Equity Fund IX-A, L.P. and Summit Partners Growth Equity Fund IX-B, L.P. Summit Master Company, LLC is (i) the sole member of Summit Partners Entrepreneur Advisors GP II, LLC, which is the general partner of Summit Partners Entrepreneur Advisors Fund II, L.P. and (ii) the general partner of Summit Partners, L.P., which is the manager of Summit Investors Management, LLC, which is the manager of Summit Investors GE IX/VC IV, LLC, and the general partner of Summit Investors GE IX/VC IV (UK), L.P. Summit Master Company, LLC, as the sole member of Summit Partners Entrepreneur Advisors GP II, LLC, the managing member of Summit Investors Management, LLC and general partner of Summit Partners, L.P., has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to the reported securities held by Summit Partners, L.P., through a three-person investment committee. Peter Y. Chung, Darren M. Black and Craig D. Frances are the current members of the investment committee, and as such may be deemed to have voting and dispositive authority over the reported securities, but each of the foregoing disclaim such beneficial ownership. This Statement shall not be construed as an admission that the Reporting Persons or any of the members of the investment committee are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement, dated as of February 4, 2022, incorporated herein by reference to the statement on Schedule 13G filed by the Reporting Persons on February 4, 2022.

Exhibit B: Powers of Attorney, dated as of October 25, 2021, incorporated herein by reference to the statement on Schedule 13G filed by the Reporting Persons on February 4, 2022.

## Signatures
- Summit Partners, L.P.: By: Summit Master Company, LLC / /s/ Adam H. Hennessey, as Member, Its: General Partner / Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Partners Growth Equity Fund IX-A, L.P.: By: Summit Partners GE IX, L.P. / /s/ Adam H. Hennessey, as POA, Its: General Partner / Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Partners Growth Equity Fund IX-B, L.P.: By: Summit Partners GE IX, L.P. / /s/ Adam H. Hennessey, as POA, Its: General Partner / Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Investors GE IX/VC IV (UK), L.P.: By: Summit Investors Management, LLC / /s/ Adam H. Hennessey, as POA, Its: Manager / Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Partners Entrepreneur Advisors Fund II, L.P.: By: Summit Partners Entrepreneur Advisors GP II, LLC / /s/ Adam H. Hennessey, as POA, Its: General Partner / Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Investors GE IX/VC IV, LLC: By: Summit Investors Management, LLC / /s/ Adam H. Hennessey, as POA, Its: Manager / Adam H. Hennessey, as Power of Attorney (11/13/2026)